Exhibit (a)(1)(G)

July 25, 2022

Dear Stockholder:

I am pleased to inform you that, on July 10, 2022, La Jolla Pharmaceutical Company (“La Jolla”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Innoviva, Inc. (“Parent”) and Innoviva Acquisition Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Parent. In accordance with the Merger Agreement, on July 25, 2022, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of La Jolla (the “Common Stock”) at a price per Share of $6.23 (“Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into La Jolla, with La Jolla surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Parent, Purchaser, La Jolla or any stockholder of La Jolla, (i) any shares of Common Stock and any shares of La Jolla’s Series C-12 Convertible Preferred Stock (“Series C Preferred Stock”) held by La Jolla or any wholly-owned subsidiary of La Jolla as of immediately prior to the Effective Time (or held in La Jolla’s treasury) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) any shares of Common Stock and Series C Preferred Stock held by Parent, Purchaser or any other wholly-owned subsidiary of Parent as of immediately prior to the Effective Time will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (iii) except as provided in clauses “(i)” and “(ii)” above: (A) each share of Common Stock outstanding immediately prior to the Effective Time (other than any holders of Common Stock who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, and (B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any holders of Series C Preferred Stock who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive a cash sum equal to 1,724.04 times the Offer Price and (iv) each share of common stock, $0.01 par value per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock of La Jolla.

The Board of Directors of La Jolla (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interest of, La Jolla and its stockholders, (ii) declared it advisable for La Jolla to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by La Jolla of the Merger Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of La Jolla accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Boards of Directors of Parent and Purchaser have each approved the Merger Agreement and the transactions contemplated thereby.

Accompanying this letter is a copy of La Jolla’s Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed are Purchaser’s offer to purchase, dated July 25, 2022, and a letter of transmittal for use in tendering your Common Stock and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at one minute after 11:59 P.M., Eastern time, on August 19, 2022, unless extended or terminated.

Very Truly Yours,

/s/ Larry Edwards

Larry Edwards

President and Chief Executive Officer